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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Blvd
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladry & Pullen LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Cresent Drive, Suite 500, Vienna, VA 22181
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart E. Teach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and President

Title

Notary Public

BRIAN W. PACE
Notary Public - Reg. # 4104858
Commonwealth of Virginia
My Commission Expires Jan. 31, 2011

COUNTY OF PRINCE WILLIAM

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation And Subsidiary
(A Wholly-Owned Subsidiary Of NRECA United, Inc.)

Consolidated Financial Report
December 31, 2009 And 2008

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Vienna, Virginia
February 24, 2010

RE Investment Corporation And Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2009 And 2008

Assets		**2009**		2008
Cash And Cash Equivalents	$	**4,312,636**	$	5,055,870
Investments In Mutual Funds, At Market Value		**442,876**		342,301
Accounts Receivable		**29,185**		22,195
Due From Homestead Funds		**884,475**		769,318
Prepaid Expenses And Other Assets		**159,618**		189,322
Deposit In Escrow		**150,245**		30,243
Fixed Assets, Net		**88,877**		97,073
Total assets	**$**	**6,067,912**	$	6,506,322

Liabilities And Stockholder's Equity				
Due To NRECA And Affiliates	$	**388,814**	$	520,541
Accrued Liabilities		**426,544**		1,032,153
Deferred Tax Liability		**10,620**		-
Total liabilities		**825,978**		1,552,694
Stockholder's Equity				
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		**1,000**		1,000
Additional paid-in capital		**319,666**		319,666
Accumulated earnings		**4,921,268**		4,632,962
Total stockholder's equity		**5,241,934**		4,953,628
Total liabilities and stockholder's equity	**$**	**6,067,912**	$	6,506,322

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2009 And 2008

	2009	2008
Income:		
Management and administrative fees, net – Homestead Funds	$ 5,598,854	$ 6,901,758
Management fees – other	100,574	101,839
Interest	21,345	104,234
Net unrealized appreciation (depreciation) on investments	94,624	(145,252)
Total income	5,815,397	6,962,579
Expenses:		
Allocated administrative costs from NRECA	3,613,735	3,099,278
Promotional	307,174	324,755
Professional fees	97,637	181,285
Communication	12,419	16,080
Registration fees	169,454	176,716
Insurance	46,407	40,890
Other	1,217,317	1,460,618
Total expenses	5,464,143	5,299,622
Income before taxes	351,254	1,662,957
Provision for income taxes	(62,948)	(631,460)
Net income	$ 288,306	$ 1,031,497

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Changes In Stockholder's Equity
Years Ended December 31, 2009 And 2008

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, January 1, 2008	$ 1,000	$ 319,666	$ 3,701,465	$ 4,022,131
Net income	-	-	1,031,497	1,031,497
Dividends paid	-	-	(100,000)	(100,000)
Balance, December 31, 2008	1,000	319,666	4,632,962	4,953,628
Net income	**-**	**-**	**288,306**	**288,306**
Balance, December 31, 2009	**$ 1,000**	**$ 319,666**	**$ 4,921,268**	**$ 5,241,934**

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2009 And 2008

	2009	2008
Cash Flows From Operating Activities		
Net income	**$ 288,306**	$ 1,031,497
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Net unrealized (appreciation) depreciation on investments in mutual funds	**(94,624)**	145,252
Depreciation	**8,196**	1,366
Deferred tax provision	**10,620**	-
Purchases of mutual fund shares	**(5,951)**	(10,382)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	**(6,990)**	29,302
Due from Homestead Funds	**(115,157)**	136,392
Prepaid expenses, other assets and deposit in escrow	**(90,298)**	(21,293)
Increase (decrease) in:		
Due to NRECA and Affiliates	**(131,727)**	(15,496)
Accrued liabilities	**(605,609)**	428,383
Taxes payable	**-**	(228,091)
Net cash (used in) provided by operating activities	**(743,234)**	1,496,930
Cash Flows From Investing Activities		
Purchases of fixed assets	**-**	(98,439)
Cash Flows From Financing Activities		
Payment of dividends	**-**	(100,000)
Net (decrease) increase in cash and cash equivalents	**(743,234)**	1,298,491
Cash And Cash Equivalents		
Beginning	**5,055,870**	3,757,379
Ending	**$ 4,312,636**	$ 5,055,870
Supplemental Disclosure Of Cash Flow Information		
Income tax payments	**$ 124,911**	$ 774,538

See Notes To Consolidated Financial Statements.

Note 1. Organization And Significant Accounting Policies

Organization: RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is a wholly-owned subsidiary of NRECA United, Inc. (United), which is a wholly-owned subsidiary of the National Rural Electric Cooperative Association (NRECA).

NRECA provides personnel, property and services to RE Investment and RE Advisers Corporation (RE Advisers) (collectively the Company), a wholly-owned subsidiary, at a cost equal to the portion of NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

Significant accounting policies: The consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers, which is registered with the SEC as an Investment Adviser pursuant to the Investment Advisers Act of 1940. All significant intercompany accounts and transactions have been eliminated.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues from investment advisory fees and administrative fees are recognized in the period in which the service is rendered.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset.

On January 1, 2007, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Note 1. Organization And Significant Accounting Policies (Continued)

Effective January 1, 2008, the Company adopted the accounting standard that defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under the standard as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under the standard are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The types of investments included in Level I in active markets include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

The investments in mutual funds are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

The Company has evaluated subsequent events through February 24, 2010, the date on which the financial statements were issued and have no subsequent events to report.

Note 2. Deposit In Escrow

At December 31, 2009 and 2008, the Company has placed $150,245 and $30,243, respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

Note 3. Fixed Assets

Fixed assets at December 31, 2009 and 2008, are as follows:

		2009		2008
Software	$	**110,700**	$	110,700
Furniture		**49,439**		49,439
Leasehold improvements		**49,000**		49,000
Equipment		**8,950**		8,950
		218,089		218,089
Less accumulated depreciation and amortization		**(129,212)**		(121,016)
Fixed assets, net	**$**	**88,877**	$	97,073

Depreciation expense was $8,196 and $1,366 for the years ended December 31, 2009 and 2008, respectively.

Note 4. Investment Management And Administrative Agreements

RE Advisers has entered into investment management agreements (the Management Agreements) and administrative agreements (the Administrative Agreements) with certain funds within Homestead Funds, Inc. (the Funds), an affiliate of the Company. The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Management Agreements exist between RE Advisers and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, and International Value Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' Prospectus. In 2008, the Nasdaq-100 Index Tracking Stock^{SM} Fund was restructured as the Growth Fund, sub-advised by T-Rowe Price Associates, Inc.

At December 31, 2009 and 2008, the Funds incurred the following management fees:

		2009		2008
Daily Income Fund	$	**972,730**	$	861,748
Short-Term Government Securities Fund		**274,922**		214,223
Short-Term Bond Fund		**1,323,112**		1,332,649
Value Fund		**2,386,604**		3,039,784
Growth Fund		**74,919**		22,688
Small-Company Stock Fund		**441,427**		507,310
International Value Fund		**752,796**		897,283
Total	**$**	**6,226,510**	$	6,875,685

The Administrative Agreement provides for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets at 0.25%, as set forth in the Funds' Prospectus.

Note 4. Investment Management And Administrative Agreements (Continued)

At December 31, 2009 and 2008, the administrative fees incurred by the Stock Index Fund are as follows:

	2009	2008
Stock Index Fund	$ 108,036	$ 131,547
Total	$ 108,036	$ 131,547

RE Advisers has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Additionally, in 2009 RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the Expense Limitation Agreements and additional voluntarily waivers, $735,692 and $105,474 of management fees were waived from the Funds for the years ended December 31, 2009 and 2008, respectively. Additionally RE Advisers reimbursed $16,201 and $8,267 in fees for the Growth Fund in 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Funds owed $884,475 and $769,318, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2009 and 2008, RE Advisers' receivables from these companies were $29,185 and $22,195, respectively. Management fee income from these agreements was $100,574 and $101,839 for the years ended December 31, 2009 and 2008, respectively.

Note 5. Investment In Homestead Funds

At December 31, 2009 and 2008, RE Advisers held shares in the Funds. These securities are classified as trading securities, and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year ended December 31, 2009, and no purchases, other than reinvestments of distributions. The market value of RE Advisers' investments in the Funds at December 31, 2009 and 2008, are as follows:

	2009	2008
Short-Term Government Securities Fund	$ 92,787	$ 90,219
Small-Company Stock Fund	208,558	143,735
Stock Index Fund	46,581	37,020
International Value Fund	64,714	51,391
Growth Fund	30,236	19,936
Total	$ 442,876	$ 342,301

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $13,730, which was $8,730 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Note 7. Income Taxes

The Company files a consolidated tax return with NRECA United, Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2009, there was a deferred tax liability of $10,620 related to the tax on the unrealized gain on investments in mutual funds.

For the years ended December 31, 2009 and 2008, the provision for income taxes consists of:

	2009	2008
Current tax expense	$ **52,328**	$ 631,460
Deferred tax expense	**10,620**	-
Provision for income taxes	$ **62,948**	$ 631,460

The effective tax rate of 22% and 38% for the years ended December 31, 2009 and 2008, respectively, differs from the statutory federal tax rate of 34% primarily due to state taxes, and the benefit of income taxed at lower federal rates on a consolidated basis.

Note 8. Related Parties

The Company paid NRECA United, Inc. $0 in dividends in 2009 and $100,000 in dividends in 2008.

At December 31, 2009 and 2008, the Company owed NRECA $388,814 and $520,541, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

RE Investment Corporation And Subsidiary

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Consolidated stockholder's equity at December 31, 2009	$	5,241,934
Less net assets of RE Advisers		5,074,956
Nonallowable assets:		
Prepaid expenses and other assets of RE Investment		153,248
Net capital		13,730
Aggregate indebtedness		-
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	8,730
Ratio of aggregate indebtedness to net capital		0 to 1

Statement pursuant to paragraph (d) of Rule 17a-5: There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited part II – A FOCUS report as of December 31, 2009.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as identified above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Vienna, Virginia
February 24, 2010